

May 5, 2011

Roderick Neil MacIver
President and Chief Executive Officer
Calendar Dragon Inc.
11602 – 75 Ave.
Edmonton, Alberta, T6G 0J2, Canada

> **Re:** **Calendar Dragon Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 19, 2011**
> **File No. 333-172896**

Dear Mr. MacIver:

We have reviewed your amended Form S-1 and have the following comment. Where indicated, we think you should revise your document in response to this comment.

Certain Relationships and Related Transactions, page 27

1.   We note your response to prior comment 8 to our letter dated April 11, 2011 that you included revised disclosure regarding the advance of $1,533 from Roderick MacIver, the company president, in the liquidity and capital resources section of the Management's Discussion and Analysis as well as in the section entitled Certain Relationships and Related Transactions. However, it appears that the disclosure does not appear on page 27 as a related party transaction as required by Item 404 of Regulation S-K. Please revise.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Attorney-Advisor, at (202) 551-3453. If you require further assistance you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via Email
      Jody M. Walker